Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL
HELD ON AUGUST 2, 2010

PLACE AND TIME:	Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela – 1st floor, Room 101, in the city and state of São Paulo at 12:00 p.m.

CHAIR:	Iran Siqueira Lima.

QUORUM:	The totality of the effective members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

1.
approval was given to the maintenance for the current term of office of the appointments of Prof. Iran Siqueira Lima to the position of President of the Fiscal Council and the Councilor Alberto Sozin Furuguem to replace him in the event of the former’s absence or incapacity pursuant to Article 2 of the Internal Charter of the Fiscal Council; an acknowledgement of thanks was recorded by the appointees for the renewed vote of confidence in them;

2.	following due examination of the account statements of the company for the period from January to June 2010, recorded the following opinion:

“The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., having perused the financial statements for the period from January to June of 2010,  have verified the accuracy of all the items examined and, in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure,  financial position and the activities conducted by the company during the period.”

CONCLUSION: The agenda having been concluded, the meeting was declared closed and these minutes were drafted, read, approved and signed by all. São Paulo-SP, August 2, 2010. (signed) Iran Siqueira Lima – President; Alberto Sozin Furuguem and Artemio Bertholini  – Councilors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer